September 7, 2018

VIA EDGAR AND OVERNIGHT COURIER

Michael Clampitt

Eric Envall

Hugh West

Cara Lubit

Division of Corporation Finance

U.S. Securities and Exchange Commission 100 F Street, N.E.

Washington, D.C. 20549-7561

Re:	Weidai Ltd. Amendment No. 1 to Registration Statement on Form F-1 (File No: 333-226790) CIK No. 0001734902

Dear Mr. Clampitt, Mr. Envall, Mr. West and Ms. Lubit:

On behalf of our client, Weidai Ltd., a company organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Amendment No. 1 to the Company’s registration statement on Form F-1 (the “Registration Statement”) via EDGAR to the Securities and Exchange Commission (the “Commission”). To facilitate your review, we have separately delivered to you today five courtesy copies of the Registration Statement, marked to show changes to the registration statement filed on August 10, 2018.

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s responses to the comments contained in the letter from the staff of the Commission (the “Staff”) dated August 16, 2018. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

The Company plans to file another amendment to the Registration Statement containing the estimated price range and offering in October 2018, and commence the road show for the proposed offering immediately thereafter. The Company would appreciate the Staff’s timely assistance and support in meeting the proposed timetable for the offering.

Securities and Exchange Commission September 7, 2018 Page 2 of 5

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Discussion of Certain Balance Sheet Items

Loans and Advances, Net, page 101

1.	We note your disclosure on page 101 that you changed the way in which you collaborated with an institutional funding partner in 2018, such that loans it funded in 2018 are no longer recorded on your balance sheet. Please tell us, and revise your disclosures as necessary to explain, what changed in your collaboration arrangement that caused the loans to no longer get recorded on your balance sheet. Provide us with the specific authoritative guidance you used to support your accounting treatment.

The Company respectfully advises the Staff that under its collaboration arrangement with the referenced institutional funding partner prior to 2018, the Company unilaterally decided to advance funds to the borrowers to meet their imminent financing needs, and subsequently received repayment of such advances from the institutional funding partner when the institutional funding partner funded the borrowers’ loans. The Company also provided a guarantee to the institutional funding partner for the contractual payments of the loans in the event of borrower defaults. Such arrangement was accounted for as a loan originated by the Company and a secured borrowing in accordance with ASC 860, Transfers and Servicing because the transaction did not represent a transfer of an entire financial asset or a participating interest, and was not legally isolated from the Company.

Since January 2018, the Company has ceased the above practice and no longer advances funds to borrowers before their loans are funded by the institutional funding partner. Instead, the institutional funding partner disburses funds directly to the borrowers once their loan applications are approved by the institutional funding partner. The Company determined that it is neither the legal lender in the loan origination process nor the legal borrower in the loan repayment process, even though the Company continues to provide a guarantee to the institutional funding partner. In accordance with ASC 310-10-05-04, as the Company did not originate the loans, the Company did not record the loans to borrowers funded directly by the institutional funding partner in 2018 on the Company’s balance sheet.

The Company further advises the Staff that the new collaboration arrangement only applies to loans funded by the institutional funding partner beginning from January 2018. The previous collaboration arrangement for outstanding loans funded by the institutional funding partner prior to 2018 remains unchanged, although the outstanding loan balance is decreasing as these loans are gradually reaching maturity.

The Company has revised the disclosure on page 104 of the Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission September 7, 2018 Page 3 of 5

Cayman Islands Taxation, page 192

2.	Please revise this section to clearly state the discussion is the opinion of counsel.

The Company has revised the disclosure on page 195 of the Registration Statement in response to the Staff’s comment.

Unaudited Interim Condensed Consolidated Financial Statements

General

3.	Please revise to include in your next amendment unaudited interim consolidated statements of changes in shareholders’ equity.

In response to the Staff’s comment, the Company has included the unaudited interim consolidated statements of changes in shareholders’ equity on page F-60 of the Registration Statement.

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income, page F-58

4.	We note the reversal of accretion on Series C preferred shares as presented on page F-59, as well as your discussion on page F-84 (Note 17. Preferred Shares), which resulted from the modification of the Series C preferred shares. Please address the following:

•	Explain to us the purpose for the modification.
•	Tell us who specifically received the Series C preferred shares and whether you considered if the reversal of accretion should have been recorded as additional paid-in capital. Your response should identify any related party relationships and quantify the percentages of ownership.
•	Explain to us the basis for your conclusion that the RMB 120 million reversal should be reported through the statements of comprehensive income (i.e. retained earnings). Tell us the specific guidance you used to support your accounting treatment and presentation.

The Company respectfully advises the Staff that the purpose of the modification was to relieve the Company from the contingent redemption obligation arising from the Series C preferred shares. When the Series C preferred shares were amended, there were three Series C preferred shareholders, namely Suzhou Weixin Zhonghua Investment Partnership (LLP), Beijing Dongyi Tian Zheng Investment Co., Ltd. and Qingdao Oriental Weiye Investment Co., Ltd., which then held 4.0%, 0.2%, and 0.6% of the Company’s total outstanding ordinary and preferred shares, respectively. The Company has not had any related party relationship with any of these Series C preferred shareholders. In the event that the Series C preferred shareholders exercise the contingent redemption option which requires the Company’s founder to redeem the Series C preferred shares subsequent to the modification, the Company’s founder will receive the Series C preferred shares relinquished by the Series C preferred shareholders.

Based on the original redemption provision of the Series C preferred shares, upon the occurrence of certain redemption-triggering events, the preferred shares will be redeemable by the Company’s founder or the Company. The Company elected to immediately record accretion to the redemption amount, and RMB120 million in accretion expenses were recognized as a reduction of retained earnings in 2016 in accordance with ASC480-10-S99-3A-15(b) and 20.

Securities and Exchange Commission September 7, 2018 Page 4 of 5

The Company assessed that the amendment to the redemption term is a modification or an extinguishment based on its accounting policy as disclosed on page F-21, and concluded that the amendment to the Series C preferred shares should be considered a modification because the fair value of the Series C preferred shares immediately after the amendment decreased, but was not significantly different from their fair value immediately before the amendment. As the accounting literature does not address the subsequent accounting for modifications of equity-classified preferred shares, the Company determined that it is appropriate to analogize to the accounting of modification of share-based payment as addressed in ASC 718-20-35, which does not recognize modifications that result in a decrease in the fair value of an equity-classified share-based payment award. Since the amendment resulted in a decrease in the fair value of the Series C preferred shares, the decrease in the fair value of an equity-classified preferred share was not recognized when the Company analogized to ASC 718-20-35.

Subsequent to the amendment, the Series C preferred shares are only redeemable by the Company upon deemed liquidation events at 150% of the issuance price (i.e. RMB360 million). However, the deemed liquidation events are not considered probable and the Series C preferred shares should not be measured based on the redemption value in accordance with ASC480-10-S99-3A-15. Consequently, the Series C preferred shares’ carrying amount should be reduced back to their initial issuance price of RMB240 million.

In accordance with ASC 480-10-S99-3A-20, regardless of the method selected to measure and recognize changes to redemption value, the resulting increases or decreases in the carrying amount of a redeemable instrument other than common stock should be treated in the same manner as dividends on nonredeemable stock and should be effected by charges against retained earnings. A decrease in the carrying amount should only be charged against additional paid-in capital in the absence of retained earnings. Since the Company has sufficient retained earnings, and the decrease in redemption value of the Series C preferred shares due to the amendment of redemption term would not result in a decrease in the carrying amount below the initial carrying amount of the Series C preferred shares, the Company recorded a reversal of the previously recognized accretion to the redemption amount of RMB120 million through its statements of comprehensive income, i.e. retained earnings.

Securities and Exchange Commission September 7, 2018 Page 5 of 5

Should you have any questions about the responses contained herein, please contact the undersigned by phone at +852-2532-3783 or via e-mail at szhao@cgsh.com, Teresa Zhao, the audit engagement partner at Ernst & Young Hua Ming LLP, by phone at +86 20 2881 2773 or via email at teresa.zhao@cn.ey.com, or Leo Li, Chief Financial Officer of the Company, by phone at +86 185 0164 1666 or via email at leoli@wdai.com. Ernst & Young Hua Ming LLP is the independent registered public accounting firm of the Company.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By:	/s/ Shuang ZHAO
Shuang ZHAO, a Partner

cc:	Hong Yao, Chairman and Chief Executive Officer, Weidai Ltd.
Leo Li, Chief Financial Officer, Weidai Ltd.
Chris K.H. Lin, Esq., Partner, Simpson Thacher & Bartlett LLP
Teresa Zhao, Partner, Ernst & Young Hua Ming LLP